SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

ANALEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

032653107

(CUSIP Number of Class of Securities)

Sterling E. Phillips, Jr.

c/o Analex Corporation

5904 Richmond Highway, Suite 300

Alexandria, VA 22303

(703) 329-9400

Copy To:

Johnathan F. Wolcott

2099 Pennsylvania Avenue, N.W.

Suite 100

Washington, D.C. 20006

(202) 457-7168

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	Name of Reporting Person, I.R.S. Identification No. of above person Sterling E. Phillips, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,828,904(1) 8. Shared Voting Power 0(2) 9. Sole Dispositive Power 1,828,904(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,828,904(1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 12.5% (3)

14.	Type of Reporting Person IN

(1)	Includes 106,767 shares held by Mr. Phillips and 1,722,137 shares which may be acquired upon the exercise of options.
(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of December 9, 2003, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 19,084,038 shares.
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 70.7%.

1.	Name of Reporting Person I.R.S. Identification No. of above person J. Richard Knop

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,115,082(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 1,115,082(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,082(1)(2)

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount In Row (11) 8.53%(3)

14.	Type of Reporting Person IN

(1)	Includes 792,135 shares held by Mr. Knop and 322,947 shares issuable pursuant to warrants held by Mr. Knop.

(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of December 9, 2003, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 19,084,038 shares.
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 70.7%.

1.	Name of Reporting Person I.R.S. Identification No. of above person C.W. Gilluly

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	Sec Use Only

4.	Source of Funds PF

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 734,781(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 734,781(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,781(1)(2)

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount In Row (11) 5.79%(3)

14.	Type of Reporting Person IN

(1)	Includes 610,875 shares held by Mr. Gilluly, 1,667 shares issuable upon the exercise of options held by Mr. Gilluly and 122,239 shares held by AMASYS Corporation, of which Mr. Gilluly is the controlling stockholder.
(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of December 9, 2003, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 19,084,038 shares.
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 70.7%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person Peter Belford, Sr.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,108,397 8. Shared Voting Power 0 9. Sole Dispositive Power 1,108,397 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,397(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 8.62%	☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person IN

(1)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a stockholders Agreement, dated as of December 9, 2003, and as a result may be deemed to benefically own all shares benefically owned by all persons in the Voting Stockholders’ group, or 19,084,038 shares.
(2)	May be deemed to benefically own all shares benefically owned by all persons in the Voting Stockholders’ group, or 70.7%

1.	Name of Reporting Person, I.R.S. Identification No. of above person Lese Ann Kodger

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 806,093 8. Shared Voting Power 0 9. Sole Dispositive Power 806,093 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 806,093(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%(2)

14.	Type of Reporting Person IN

1)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a stockholders Agreement, dated as of December 9, 2003, and as a result may be deemed to benefically own all shares benefically owned by all persons in the Voting Stockholders’ group, or 19,084,038 shares.
(2)	May be deemed to benefically own all shares benefically owned by all persons in the Voting Stockholders’ group, or 70.7%.

1.	Name of Reporting Person I.R.S. Identification No. of above person Alexander Patterson

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 686,666 8. Shared Voting Power 0 9. Sole Dispositive Power 686,666 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 686,666(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)

14.	Type of Reporting Person IN

(1)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of December 9, 2003, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 19,084,038 shares.

(2)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 70.7%.

1.	Name of Reporting Person I.R.S. Identification No. of above person Gerald McNichols

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 742,987(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 742,987(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 742,987(1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%(3)

14.	Type of Reporting Person IN

(1)	Includes 728,820 shares held by Mr. McNichols and 14,167 shares issuable upon the exercise of options held by Mr. McNichols.

(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of December 9, 2003, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 19,084,038 shares.

(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 70.7%.

Item 1.	Security and Issuer

The class of security to which this statement relates is the common stock, par value $0.02 per share (the “Common Stock”) of Analex Corporation, a corporation organized under the laws of Delaware (the “Company”). The Company’s principal executive office is located at 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.	Identity and Background

This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Sterling E. Phillips, Jr., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Lese Ann Kodger, Alexander Patterson and Gerald McNichols (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

On December 9, 2003, pursuant to a Purchase Agreement (the “Pequot Purchase Agreement”) by and among the Company, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Pequot Funds”), the Company sold to the Pequot Funds Series A convertible preferred stock (the “Series A Preferred Stock”) and associated warrants (the “Preferred Warrants”) for an aggregate purchase price of approximately $15.0 million and $10.0 million aggregate principal amount of secured subordinated convertible notes (the “Convertible Notes”) and associated warrants (the “Note Warrants, and together with the Preferred Warrants, the “Warrants”). On the same date, pursuant to a Securities Repurchase Agreement (the “Stout Repurchase Agreement”), by and among the Company, Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, S Co., LLC, Shawna Stout and Marcus Stout (collectively, the “Stout Parties), the Company purchased from the Stout Parties an aggregate of 2,625,451 shares of Common Stock and warrants and options exercisable to purchase an aggregate of 1,209,088 shares of Common Stock for an aggregate purchase price of $9,166,844.21. These transactions are referred to herein collectively as the “Pequot Transaction.”

On December 9, 2003, in connection with the consummation of the Pequot Transaction, the Pequot Funds, Sterling E. Phillips, Jr., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Lese Ann Kodger, Alexander Patterson and Gerald McNichols (collectively, the “Voting Stockholders”) entered into a Stockholders Agreement (the “Stockholders’ Agreement”), pursuant to which the Voting Stockholders agreed to vote, or cause to be voted, all securities owned by such Voting Stockholders, or over which such Voting Stockholders have voting control, so as to fix the number of directors of the Company at seven, and to nominate and elect the following directors:

•	the Chief Executive Officer of the Company, currently Mr. Phillips, or if there is no Chief Executive Officer, the Company’s President;

•	two directors designated by the holders of a majority of the stock held by the Pequot Funds;

•	three non-employee directors designated by the Chief Executive Officer of the Company and acceptable to the Pequot Funds; and

•	one independent director appointed by the holders of the majority of the stock held by the Pequot Funds and acceptable to the Chief Executive Officer of the Company.

Immediately following the closing of the Pequot Transaction (the “Closing”), the Board was constituted in accordance with the Stockholders’ Agreement and consists of Mr. Phillips, two directors designated by the Pequot Funds (Gerald A. Poch and Martin M. Hale, Jr.), and three non-employee directors designated by Mr. Phillips (Peter Belford, Sr., Lincoln D. Faurer and Daniel R. Young). One independent director to be appointed by the Pequot Funds and to be acceptable to Mr. Phillips will be named in the future. Upon the Closing and in accordance with the Stockholders’ Agreement, each of Jon M. Stout, Shawna Stout, Gerald R. McNichols and Alan Kaplan resigned as directors of the Company.

The Stockholders’ Agreement provides that if the Pequot Funds hold less than specified percentages of the securities they originally purchased at Closing, the Pequot Funds will have the right to designate two, one or no directors. If the Pequot Funds have the right to designate fewer than two directors, the voting provisions described above are adjusted in the manner described in the Stockholders’ Agreement.

If the Company fails to redeem the Series A Preferred Stock in accordance with its terms for a period of nine months, or it fails to pay principal, interest and other payments due under the Convertible Notes for a period of twelve months, then the Pequot Funds may designate additional directors so that the Pequot Funds’ directors comprise a majority of the Board. Under the Stockholders’ Agreement, the Voting Stockholders agree to vote for the additional directors designated by the Pequot Funds. The right to designate such additional directors will terminate if the Company redeems the Preferred Stock that it is required to redeem and pays the amounts then due under the Convertible Notes.

One of the directors designated by the Pequot Funds will be the “financial expert” required for the Company’s audit committee under Securities and Exchange Commission (“SEC”) rules and, to the greatest extent permitted by applicable law, at least one of the directors designated by the Pequot Funds shall be on each committee of the Board.

As a result of their entering into the Stockholders’ Agreement, the Voting Stockholders, including the Reporting persons, may be deemed to constitute a group for the purposes of Rule 13d-5 under the Exchange Act.

Information with respect to each Reporting Person is provided below:

(a) NAME OF REPORTING PERSON	(b) RESIDENCE OR BUSINESS ADDRESS	(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED (IF APPLICABLE)	(f) CITIZENSHIP OR PLACE OF ORGANIZATION

Sterling E. Phillips, Jr.	c/o Analex Corporation 5904 Richmond Highway Suite 300 Alexandria, VA 22303	Chairman and Chief Executive Officer, Analex Corporation, a government and defense contractor 5904 Richmond Highway Suite 300 Alexandria, VA 22303	U.SA.

J. Richard Knop	One Discovery Square 12010 Sunset Hills Road Suite 700 Reston, VA 20190	Chairman and Co-CEO Windsor Group, LLC, an investment bank One Discovery Square 12010 Sunset Hills Road Suite 700 Reston, VA 20190	U.S.A.

C.W. Gilluly	415 1st St, SE Washington, DC 20003	Private investor 415 1st St, SE Washington, DC 20003	U.S.A.

Peter Belford, Sr.	c/o Analex Corporation 5904 Richmond Highway Suite 300 Alexandria, VA 22303	President First Flight Development, a real estate development company 4 Lucky Star Drive Park City, UT 84060	U.S.A.

Lese Ann Kodger(1)	P.O. Box 45515 Westlake, OH 44145	Private investor	U.S.A.

Alex Patterson(1)	8257 Creekside Trace Broadview Heights, OH 44147	Private investor	U.S.A.

Gerald McNichols	23349 Parson Rd Middleburg, VA 20117-2817	Chairman and Chief Executive Officer McNichols & McNichols, Inc., a consulting firm 23349 Parson Rd Middleburg, VA 20117-2817	U.S.A.

(1)	Ms. Kodger is the sister of Mr. Patterson

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by J. Richard Knop is incorporated by reference herein to:

•	Item 3 of Schedule 13D dated March 30, 2000 and filed with the SEC on April 10, 2000 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, J. Richard Knop and John D. Sanders;

•	Item 3 of Amendment No. 1 to Schedule 13D dated March 30, 2000 and filed with the SEC on April 11, 2000 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, J. Richard Knop and John D. Sanders; and

•	Item 3 of Amendment No. 2 to Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, S. Co, LLC, J. Richard Knop and John D. Sanders.

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by C.W. Gilluly is incorporated herein by reference to Item 3 of Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Mr. Gilluly.

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by Lese Ann Kodger is incorporated herein by reference to Item 3 of Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Lese Ann Kodger.

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by Peter Belford, Sr. is incorporated herein by reference to Item 3 of Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Peter Belford, Sr.

In addition, the following information is provided with respect to the source and amount of funds or other consideration used to acquire securities of the Company owned by the Reporting Persons:

On January 16, 2001, Mr. Phillips purchased 66,667 shares of Common Stock for $.75 per share, in cash using personal funds. On January 16, 2001, the Company issued Mr. Phillips an option to purchase 875,725 shares of Common Stock at an exercise price of $1.375 per share. This option has a five-year term and is fully vested. On May 21, 2002, the Company granted Mr. Phillips an option under the Company’s 2002 Stock Option Plan to purchase 713,079 shares of Common Stock at an exercise price of $2.20 per share. This option has a five-year term and is fully vested. On February 19 and 21, 2002, Mr. Phillips purchased an aggregate of 25,000 shares of Common Stock at prices ranging from $1.75 to $1.85 per share using personal funds. On January 29, 2003, the Company granted Mr. Phillips an option under the Company’s 2002 Stock Option Plan to purchase 200,000 shares of Common Stock at an exercise price of $2.42 per share. This option has a ten-year term and is vested as to 133,333 shares. On March 6 and 7, 2003, Mr. Phillips purchased an aggregate of 15,100 shares of Common Stock at prices ranging from $3.16 to $3.85 per share using personal funds.

On June 2, 1997, the Company issued Mr. Gilluly a warrant to purchase 620,000 shares of Common Stock at an exercise price of $.25 per share. Mr. Gilluly exercised this warrant with respect to 220,000 shares of Common Stock and has subsequently sold the warrant in a private transaction. On January 29, 2003, the Company issued Mr. Gilluly an option under the Company’s 2002 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $2.42 per share. This option has a term of ten years and is vested as to 1,667 shares.

On November 2, 2001, the Company entered into a Securities Purchase Agreement with certain investors in the Company, including Mr. McNichols, pursuant to which the Company sold Mr. McNichols 438,956 shares of Common Stock and a warrant to purchase 90,407 shares of Common Stock at an exercise price of $.02 per share for aggregate cash consideration of $500,000 provided from personal funds. Mr. McNichols has exercised the warrant in full.

On March 30, 2000, the Company issued Mr. Knop a warrant to purchase 462,690 shares of Common Stock. This warrant has an exercise price of $0.72 per share and expires on March 30, 2005. Mr. Knop has exercised his warrant with respect to 254,560 shares of Common Stock.

In connection with the Company’s entering into a credit facility with Bank of America, N.A. in November 2001, each of Mr. Knop and Mr. McNichols agreed to guarantee the obligations of the Company under such credit facility. As consideration for this guarantee, the Company issued each of Mr. Knop and Mr. McNichols a warrant to purchase 15,556 shares of Common Stock at an exercise price of $.02 per share on November 2, 2001 and a warrant to purchase 99,261 shares of Common Stock at an exercise price of $.02 per share on January 1, 2002. Each of such warrants has a five year term. The guarantees by Mr. Knop and Mr. McNichols terminated in November 2002. On April 17, 2003, Mr. McNichols exercised both of his warrants in full.

Mr. McNichols has (i) a ten-year option granted under the Company’s 1994 Stock Option Plan on June 12, 2000 to purchase 2,500 shares of Common Stock at an exercise price of $.88 per share, (ii) a ten-year option granted under the Company’s 2000 Stock Option Plan on September 29, 2000 to purchase 5,000 shares of Common Stock at an exercise price of $1.02 per share, (iii) a ten-year option granted on December 5, 2001 under the Company’s 2000 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $1.75 per share and (iv) a ten-year option granted under the Company’s 2002 Stock Option Plan on January 29, 2003 to purchase 5,000 shares of Common Stock at an exercise price of $2.42 per share. Each of these options is fully vested, except for the January 29, 2003 option, which is vested as to 1,667 shares.

On October 1, 2001, the Company entered into an Agreement and Plan of Merger (the “Analex Merger Agreement”) with Analex Corporation, a Nevada Corporation (“Old Analex”) and its equity holders, including Mr. Belford, Ms. Kodger and Mr. Patterson, which Merger Agreement provided for the merger of Old Analex into a wholly-owned subsidiary of the Company. Under the Analex Merger Agreement, the holders of all the outstanding equity of Old Analex exchanged their Old Analex equity for consideration consisting of $6.5 million in a combination of cash and the satisfaction of certain liabilities of Old Analex, approximately 3.6 million shares of the Company’s Common Stock, certain promissory notes and other consideration. Under the Analex Merger Agreement, the Company issued Mr. Patterson 330,815 shares of Common Stock. In addition, in September 2003, Ms. Kodger gifted an aggregate of 641,739 shares of Common Stock to Mr. Patterson.

No funds were involved in the formation of the group by the Voting Stockholders.

Item 4.	Purpose of Transaction

On December 9, 2003, pursuant to the Pequot Transaction, the Company sold to the Pequot Funds 6,726,457 shares of Series A Preferred Stock for an aggregate purchase price of approximately $15.0 million, $10.0 million aggregate principal amount of Convertible Notes and associated Warrants exercisable to purchase Common Stock. Initially, 3,321,707 shares of Common Stock are issuable upon conversion of the Convertible Notes and 2,009,632 shares of Common Stock are issuable upon exercise of the warrants.

On December 9, 2003, in connection with the consummation of the Pequot Transaction, the Voting Stockholders entered into the Stockholders Agreement, pursuant to which the Voting Stockholders agreed to vote, or cause to be voted, all securities owned by such Voting Stockholders, or over which such Voting Stockholders have voting control, so as to fix the number of directors of the Company at seven, and to nominate and elect the following directors:

•	the Chief Executive Officer of the Company, currently Mr. Phillips, or if there is no Chief Executive Officer, the Company’s President;

•	two directors designated by the holders of a majority of the stock held by Pequot Funds;

•	three non-employee directors designated by the Chief Executive Officer of the Company and acceptable to the Pequot Funds; and

•	one independent director appointed by the holders of the majority of the stock held by the Pequot Funds and acceptable to the Chief Executive Officer of the Company.

Immediately following the Closing, the Board was constituted in accordance with the Stockholders’ Agreement and consisted of Mr. Phillips, two directors designated by the Pequot Funds (Gerald A. Poch and Martin M. Hale, Jr.), and three non-employee directors designated by Mr. Phillips (Peter Belford, Sr., Lincoln D. Faurer and Daniel R. Young). One independent director to be appointed by the Pequot Funds and to be acceptable to Mr. Phillips will be named in the future. Upon the closing of the Pequot Transaction and in accordance with the Stockholders’ Agreement, each of Jon M. Stout, Shawna Stout, Gerald R. McNichols and Alan Kaplan resigned as directors of the Company.

The Stockholders’ Agreement provides that if the Pequot Funds hold less than specified percentages of the securities they originally purchased at closing, the Pequot Funds will have the right to designate two, one or no directors. If the Pequot Funds have the right to designate fewer than two directors, the voting provisions described above are adjusted in the manner described in the Stockholders’ Agreement.

If the Company fails to redeem the Series A Preferred Stock in accordance with its terms for a period of nine months, or it fails to pay principal, interest and other payments due under the Convertible Notes for a period of twelve months, then the Pequot Funds may designate additional directors so that the Pequot Funds’ directors comprise a majority of the Board. Under the Stockholders’ Agreement, the Voting Stockholders agree to vote for the additional directors designated by the Pequot Funds. The right to designate such additional directors will terminate if the Company redeems the Preferred Stock that it is required to redeem and pays the amounts then due under the Convertible Notes.

One of the directors designated by the Pequot Funds will be the “financial expert” required for the Company’s audit committee under SEC rules and, to the greatest extent permitted by applicable law, at least one of the directors designated by the Pequot Funds shall be on each committee of the Board.

Other than the matters set forth above, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b).

The Reporting Persons beneficially own an aggregate of 7,022,910 shares of Common Stock, or 47.1% of the outstanding Common Stock.

The following table sets forth, with respect to each Reporting Person and Pequot Capital Management, Inc. (“Pequot Capital”), (i) the aggregate number of shares of Common Stock beneficially owned by such person, (ii) the percentage of Common Stock beneficially owned by such person, (iii) the number of shares of Common Stock as to which such person has sole power to vote or direct the vote, (iv) the number of shares Common Stock as to which such person has the sole power to dispose or direct the disposition, (v) the number of shares of Common Stock as to which such person has the shared power to vote or direct the vote, and (vi) the number of shares of Common Stock as to which such person has the shared power to dispose or direct the disposition. Percentages are based upon 12,861,975 shares of Common Stock outstanding as of December 9, 2003.

Stockholder	Aggregate Number of Shares (1)		Percen- tage of Class (2)	Number of Shares as to Which Person has Sole Power to Vote		Number of Shares as to Which Person has Sole Power to Dispose		Number of Shares as to Which Person has Shared Voting Power	Number of Shares as to Which Person has Shared Power to Dispose
Sterling E. Phillips, Jr.	1,828,904	(3)	12.5%	1,828,904	(3)	1,828,904	(3)	—	—
Pequot Capital Management, Inc.(4)	12,061,128	(5)	48.4%	12,061,128	(5)	12,061,128	(5)	—	—
J. Richard Knop	1,115,082	(6)	8.5%	1,115,082	(6)	1,115,082	(6)	—	—
C.W. Gilluly	734,781	(7)	5.7%	734,781	(7)	734,781	(7)	—	—
Peter Belford, Sr.	1,108,397		8.6%	1,108,397		1,108,397		—	—
Lese Ann Kodger	806,093		6.3%	806,093		806,093		—	—
Alexander Patterson	686,666		5.3%	686,666		686,666		—	—
Gerald McNichols	742,987	(8)	5.8%	742,987	(8)	742,987	(8)	—	—

(1)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 19,084,038 shares.
(2)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 70.7%.
(3)	Includes 106,767 shares held by Mr. Phillips and 1,722,137 shares issuable upon the exercise of options.
(4)	Pequot Capital is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which it exercises discretionary authority. Pequot Capital is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership and Pequot Offshore Private Equity Partners, III, L.P. a Cayman Islands limited partnership. Such funds are the record owners of the securities listed in note 5 below.

(5)	Consists of (i) 6,726,457 shares issuable upon conversion of Series A Preferred Stock,(ii) 3,321,707 shares issuable upon conversion of the Convertible Notes, (iii) 2,009,632 shares issuable upon exercise of the Warrants and (iv) 3,322 shares issuable upon exercise of options held by Martin M. Hale, Jr. and Gerald Poch that are deemed to be beneficially owned by Pequot Capital. Mr. Hale and Mr. Poch are each a director of the Company and are both employees of Pequot Capital.
(6)	Includes 792,135 shares held by Mr. Knop and 322,947 shares issuable pursuant to warrants held by Mr. Knop.
(7)	Includes 610,875 shares held by Mr. Gilluly, 1,667 shares issuable upon the exercise of options held by Mr. Gilluly and 122,239 shares held by AMASYS Corporation, of which Mr. Gilluly is the controlling stockholder.
(8)	Includes 728,820 shares held by Mr. McNichols and 14,167 shares issuable upon the exercise of options held by Mr. McNichols.

(c)	No Reporting Person has had any transactions in the Common Stock in the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Stockholders’ Agreement described above in Item 4 and the securities owned by the Reporting Persons set forth in Item 5 above, the Reporting Persons have the following contracts, arrangements and relationships with respect to the Company’s securities.

On January 16, 2001, the Company issued Mr. Phillips an option to purchase 875,725 shares of Common Stock at an exercise price of $1.375 per share. This option has a five-year term and is fully vested. On January 23, 2002, the Company granted Mr. Phillips an option under the Company’s 2002 Stock Option Plan to purchase 713,079 shares of Common Stock at an exercise price of $2.20 per share. This option has a five-year term and is fully vested. On January 29, 2003, the Company granted Mr. Phillips an option under the Company’s 2002 Stock Option Plan to purchase 200,000 shares of Common Stock at an exercise price of $2.42 per share. This option has a ten-year term and is vested as to 133,333 shares.

On December 9, 2003, in connection with the closing of the Pequot Transaction, the Company entered into a Registration Rights Agreement, the terms of which are described in the section of the Company’s definitive proxy statement dated November 7, 2003 entitled “Proposal No. 1 – Terms of the Registration Rights Agreement,” which section is incorporated herein by reference.

On March 30, 2000, the Company issued Mr. Knop a warrant to purchase 462,690 shares of Common Stock. This warrant has an exercise price of $0.72 per share and expires on March 30, 2005. Mr. Knop has exercised this warrant with respect to 254,560 shares of Common Stock.

On June 2, 1997, the Company issued Mr. Gilluly a warrant to purchase 620,000 shares of Common Stock at an exercise price of $.25 per share. This warrant expires on October 21, 2003. Mr. Gilluly exercised this warrant with respect to 220,000 shares of Common Stock and subsequently sold the warrant in a private transaction.

On October 1, 2001, the Company entered into the Analex Merger Agreement with Old Analex and its equity holders, including Mr. Belford, Ms. Kodger and Mr. Patterson, which Merger Agreement provided for the merger of Old Analex into a wholly-owned subsidiary of the Company. Under the Analex Merger Agreement, the holders of all the outstanding equity of Old Analex exchanged their Old Analex equity for consideration consisting of $6.5 million in a combination of cash and the satisfaction of certain liabilities of Old Analex, approximately 3.6 million shares of the Company’s Common Stock, certain promissory notes and other consideration. Under the Analex Merger Agreement, the Company guarantees the resale prices, at specified prices, of specified shares of Company Common Stock issued to the Old Analex sellers, including Mr. Belford, Ms. Kodger and Mr. Paterson, in the transaction. In addition, the Analex Merger Agreement provides the Old Analex sellers, including Mr. Belford, Ms. Kodger and Mr. Patterson, with specified piggyback registration rights with respect to the Common Stock issued to such sellers in the transaction.

In connection with the Company’s entering into a credit facility with Bank of America, N.A. in November 2001, each of Mr. Knop and Mr. McNichols agreed to guarantee the obligations of the Company under such credit facility. As consideration for this guarantee, the Company issued each of Mr. Knop and Mr. McNichols a warrant to purchase 15,556 shares of Common Stock at an exercise price of $.02 per share on November 2, 2001 and a warrant to purchase 99,261 shares of Common Stock at an exercise price of $.02 per share on January 1, 2002. Each of such warrants has a five year term. The guarantees by Mr. Knop and Mr. McNichols terminated in November 2002. On April 17, 2003, Mr. McNichols exercised both of his warrants in full.

Mr. McNichols has (i) a ten-year option granted under the Company’s 1994 Stock Option Plan on June 12, 2000 to purchase 2,500 shares of Common Stock at an exercise price of $.88 per share, (ii) a ten-year option granted under the Company’s 2000 Stock Option Plan on September 29, 2000 to purchase 5,000 shares of Common Stock at an exercise price of $1.02 per share, (iii) a ten-year option granted on December 5, 2001 under the Company’s 2000 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $1.75 per share and (iv) a ten-year option granted under the Company’s 2002 Stock Option Plan on January 29, 2003 to purchase 5,000 shares of Common Stock at an exercise price of $2.42 per share. Each of these options is fully vested, except for the January 29, 2003 option, which is vested as to 1,667 shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
1	Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement, dated as of July 18, 2003, by and among Analex Corporation, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

2	Form of Stockholders’ Agreement, dated as of December 9, 2003, by and among Analex Corporation, Sterling E. Phillips, Jr., Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Lese Ann Kodger, Alexander Patterson and Gerald McNichols (incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

3	Form of Registration Rights Agreement, dated as of December 9, 2003, by and among Analex Corporation, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to 99.7 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

4	Form of Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

5	Form of Secured Subordinated Convertible Promissory Notes issued on December 9, 2003 by the Company to Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

6	Form of Common Stock Purchase Warrant issued on December 9, 2003 by the Company to Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

7	Agreement and Plan of Merger, dated as of October 31, 2001, by and among Analex Corporation, certain Sellers, Analex Corporation Employee Stock Ownership Plan and Trust, Hadron, Inc. and Hadron Acquisition Corp. (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 26, 2002).

8	Amended Stock Purchase Warrant, dated June 2, 1997 issued to C.W. Gilluly (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999, filed with the SEC on September 28, 1999).

9	Warrant issued to J. Richard Knop on March 30, 2000 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K dated March 30, 2000 and filed with the SEC on April 14, 2000).

10	Form of Guaranty Warrant issued to J. Richard Knop (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 26, 2002).

11	Joint Filing Agreement, dated as of December 16 , 2003, among the Reporting Persons.

12	Company’s 2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003).

13	Company’s 2002 Stock Option Plan (incorporated by reference to Appendix B to the Company’s definitive proxy statement dated April 14, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 16, 2003

By:	/s/ Sterling E. Phillips, Jr.

Sterling E. Phillips, Jr.

By:	/s/ J. Richard Knop

J. Richard Knop

By:	/s/ C.W. Gilluly

C.W. Gilluly

By:	/s/ Peter Belford, Sr.

Peter Belford, Sr.

By:	/s/ Lese Ann Kodger

Lese Ann Kodger

By:	/s/ Alexander Patterson

Alexander Patterson

By:	/s/ Gerald McNichols

Gerald McNichols